UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Scrip Reference Share Price - dated 12 November 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 12, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 12, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

12 November 2015

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 29 October 2015, the Company announced an interim dividend of 1 pence per Ordinary Share for the year ending 31 December 2015 payable on 11 December 2015 (the 'Interim Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Interim Dividend is 231.46 pence. The deadline for applications under the Programme in respect of the Interim Dividend is 4.30pm (London time) on 20 November 2015.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 5 November 2015 to 11 November 2015 (inclusive).

For further information, please contact:

Our Registrar, Equiniti: 0371 384 2055 +44 (0)121 415 7004 Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.
Barclays Investor Relations Kathryn McLeland +44 (0)20 7116 4943
Barclays Media Relations Will Bowen +44 (0)20 3134 7744